Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated April 30, 2020

Registration No. 333-237356

2,200,000 Depositary Shares, Each Representing a 1/40th Interest in a Share of

7.00 % Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

Term Sheet

Issuer:	OceanFirst Financial Corp., Inc. (the “Company”)

Security:	Depositary shares (“Depositary Shares”), each representing a 1/40th interest in a share of the Company’s 7.00% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (“Preferred Stock”)

Aggregate Liquidation Amount:	$55,000,000 (2,200,000 Depositary Shares)

Overallotment Option:	The underwriters have the option to purchase up to an additional $8,250,000 (330,000 depositary shares) from the Company at the public offering price less the underwriting discount. They may exercise that option for 30 days.

Ratings:

BBB- by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Liquidation Preference:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Dividend Payment Dates:	If declared, dividends will be payable on February 15, May 15, August 15 and November 15 of each year. The first dividend payment will be made on August 15, 2020.

Dividend Rate (Non-cumulative):	From and including the original issue date to, but excluding, May 15, 2025 or the date of earlier redemption, 7.00% and from and including May 15, 2025 to, but excluding, the date of earlier redemption, the Benchmark Rate (which is expected to be the Three-Month Term SOFR) (as defined in the Preliminary Prospectus Supplement) plus 684.5 basis points, provided, however, that if the Benchmark Rate is less than zero, the Benchmark Rate shall be deemed to be zero; in each case, only when, as and if declared.

Day Count Convention:	30/360 to, but excluding, May 15, 2025, and, thereafter, a 360-day year and the number of days actually elapsed.

Term:	Perpetual

Trade Date:	May 1, 2020

Settlement Date:	May 7, 2020 (T + 4)

Optional Redemption:	Subject to regulatory approval (if then required), on May 15, 2025, or any dividend payment date thereafter, the Preferred Stock may be redeemed at the Company’s option, in whole or in part, at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. The Preferred Stock also may be redeemed, subject to regulatory approval (if then required), at any time within 90 days following a “Regulatory Capital Treatment Event,” as described in the prospectus supplement, at the Company’s option, in whole, but not in part, at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to but excluding the redemption date. Holders of depositary shares will not have the right to require the redemption or repurchase of the depositary shares.

Public Offering Price:	$25 per Depositary Share (equivalent to $1,000 per share of Preferred Stock)

Underwriting Discount and Commission:	2.38% / $0.5955 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$53,689,900 (or $61,816,150 if the underwriters exercise their option to purchase additional depositary shares, in full)[1]

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, which may include providing capital to support organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of common stock and for investments in OceanFirst Bank, N.A. (“OceanFirst Bank”) as regulatory capital.

Joint Book-Running Managers:	Piper Sandler & Co. Raymond James & Associates, Inc.

Depositary:	Broadridge Corporate Issuer Solutions, Inc.

Listing:	The Company has applied to list the Depositary Shares on the Nasdaq Global Select Stock Market under the symbol “OCFCP”

CUSIP/ISIN:	675234 405 / US6752344050

Concurrent Offering:	On May 1, 2020, the Company closed an offering of $125 million of 5.25% Fixed-to-Floating Rate Subordinated Notes due 2030. The Company intends to use the net proceeds of that offering for general corporate purposes, which may include providing capital to support organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of common stock and for investments in OceanFirst Bank as regulatory capital.

[1]	Reflects blended underwriting discount.

The depositary shares are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

We expect that delivery of the Depositary Shares will be made against payment for the Depositary Shares on or about Settlement Date indicated above, which will be the fourth business day following the trade date of May 7, 2020 (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on any date prior to the fourth business day preceding the Settlement Date will be required, by virtue of the fact that the shares will initially settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

The Company has filed a shelf registration statement (File No. 333-237356) (including a base prospectus) and a related preliminary prospectus supplement dated April 30, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com or calling Raymond James & Associates at (800) 248-8863 or by emailing at prospectus@raymondjames.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.